DRAFT

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

June __, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 74 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission").  The Amendment relates to Post-Effective Amendment No. 71 ("Amendment No. 71") to the Registration Statement, filed on April 12, 2013, which was filed in order to: (1) add a new series to the Fund, Lazard Explorer Total Return Portfolio (the "Explorer Portfolio"), (2) change the investment objective and investment strategy and policies (including the policy with respect to the investment of 80% of its assets (the "80% Policy")) of an existing series, Lazard US Municipal Portfolio, to be renamed Lazard US Short Duration Fixed Income Portfolio (the "Short Duration Portfolio") and (3) change the investment strategy and policies (including the 80% Policy) of an existing series, Lazard US High Yield Portfolio, to be renamed the Lazard US Corporate Income Portfolio (the "Corporate Income Portfolio" and collectively with the Explorer Portfolio and the Short Duration Portfolio, the "Portfolios" and each a "Portfolio").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 71 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on May 23, 2013.  The prospectus and statement of additional information ("SAI") included in the Amendment have been marked to indicate changes from those versions filed as part of Amendment No. 71.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section – Fees and Expenses

All Portfolios

1.	Staff Comment: Please confirm whether the Portfolios will incur "Acquired Fund Fees and Expenses."

Response: The Portfolios currently are not expected to incur Acquired Fund Fees and Expenses.

2.
Staff Comment:  Please confirm whether, in connection with the expense limitation agreement described in a footnote to each Portfolio's fee table (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from a Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.  If the Investment Manager retains a right to seek reimbursement, please add disclosure to this effect in the footnote.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolios for expense reimbursements or fee waivers pursuant to the Expense Limitation Agreement.

Short Duration and Corporate Income Portfolios

3.
Staff Comment:  Please note that an expense reimbursement or fee waiver arrangement may only be disclosed in the fee table and in a footnote to the fee table if the expense reimbursement or fee waiver will be in effect to reduce a Portfolio's operating expenses for no less than one year from the effective date of the Amendment.

Response: The contractual Expense Limitation Agreement has been revised with respect to the Portfolios to be effective through June 28, 2014.

Summary Section – Principal Investment Strategies

Explorer Portfolio

4.
Staff Comment: The second sentence of the first paragraph states that the Portfolio "typically invests primarily in debt securities…, including…credit default swap agreements (on an index or basket of securities or basket of securities or a single security)..."  Please confirm whether the Portfolio intends to enter into credit default swap agreements as a seller of credit protection.  If so, please include a representation to the Staff that the Portfolio will segregate liquid assets equal to the full notional value of these swaps.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

5.
Staff Comment:  If the Portfolio intends to enter into total return swap agreements, please review Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and, in particular, the Commission's positions with respect to segregation of assets to cover certain derivative positions.

Response: We have been advised by Fund management that the Portfolio will comply with Release 10666, including the Commission's positions stated therein with respect to segregation of assets.

6.
Staff Comment:  The last sentence of the third paragraph states:  "the Portfolio is not restricted to investments in securities of any particular maturity or duration."  Please explain the concept of duration by providing an example.

Response: The following language has been added after the referenced sentence:

Duration is an estimate of the sensitivity of the price (the value of principal) of a fixed-income security to a change in interest rates.  Generally, the longer the duration, the higher the expected volatility.  For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%.

Short Duration Portfolio

7.	Staff Comment: In the last sentence of the first paragraph, please consider changing the word "Typically" to "Under normal circumstances."

Response:  The referenced sentence has been revised as follows:  "Under normal circumstances, the Portfolio's investment portfolio can be expected to have an average effective duration of three years or less."

8.
Staff Comment:  The second paragraph states:  "The Portfolio invests primarily in securities that are rated investment grade by one or more nationally recognized statistical rating organizations, or, if unrated, determined by the Investment Manager to be of comparable quality."  Please confirm whether investing in "junk bonds" is part of the Portfolio's principal investment strategy, and if so, please add appropriate disclosure regarding junk bonds to this section, as well as appropriate disclosure to "Fund Summary – Principal Investment Risks."

Response: Investing in "junk bonds" is not expected to be part of the Portfolio's principal investment strategy.

9.
Staff Comment:  The fourth paragraph states:  "The Portfolio may, but is not required to, purchase ETFs and exchange-traded notes ("ETNs")."  Please confirm whether investing in ETFs and ETNs are principal investment strategies of the Portfolio and, if so, please add appropriate risk disclosure to "Fund Summary – Principal Investment Risks."  If investing in ETFs and ETNs are not principal investment strategies of the Portfolio, please remove this sentence.

Response: The referenced sentence has been removed.

10.
Staff Comment:  The first sentence of first paragraph references "asset-backed and mortgage-backed securities" as part of the Portfolio's 80% policy.  Please consider adding disclosure regarding investments in asset-backed and mortgage-backed securities to "Fund Summary – Principal Investment Risks."

Response: The following disclosure has been added to "Fund Summary – Principal Investment Risks":

Mortgage-Related and Asset-Backed Securities Risk.  Mortgage-related securities are complex instruments, subject to both credit and prepayment risk, and may be more volatile and less liquid, and more difficult to price accurately, than more traditional debt securities.  Although payments relating to certain mortgage-related securities are guaranteed by a third party (such as a US Government agency or instrumentality with respect to government-related mortgage-backed securities) or otherwise similarly secured, the market value of the security, which may fluctuate, is not secured.  Mortgage-related securities generally are subject to credit risks associated with the performance of the underlying mortgage properties. Prepayment risk can lead to fluctuations in value of the mortgage-related security which may be pronounced.  As with other interest-bearing securities, the prices of certain mortgage-related securities are inversely affected by changes in interest rates.  However, although the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since during periods of declining interest rates the mortgages underlying the security are more likely to be prepaid.

The risks of asset-backed securities are similar to those of mortgage-related securities.  However, asset-backed securities present certain risks that are not presented by mortgage-related securities.  Primarily, these securities may provide the Portfolio with a less effective security interest in the related collateral than do mortgage-related securities.

Corporate Income Portfolio

11.
Staff Comment:  The second sentence of the first paragraph states:  "The Portfolio typically will invest a substantial portion of its assets, and may invest up to 100% of its assets, in securities rated, at the time of purchase, below investment grade by S&P or Moody's and as low as the lowest rating assigned by S&P or Moody's or the unrated equivalent as determined by the Investment Manager ('junk bonds')."  Please clarify whether this includes defaulted securities and, if not, please provide further detail regarding the specific grades of securities in which the Portfolio may invest.

Response:  The Portfolio does not intend to invest in defaulted securities.  The referenced sentence has been revised as follows:  "The Portfolio typically will invest a substantial portion of its assets, and may invest up to 100% of its assets, in securities rated, at the time of purchase, below investment grade by S&P or Moody's and as low as C or Ca by S&P or Moody's, respectively, or the unrated equivalent as determined by the Investment Manager ('junk bonds')."

12.
Staff Comment:  The second sentence of the first paragraph further states:  "however, the Portfolio focuses such investments in high-yielding securities that may be considered 'better quality' (B1 or higher by Moody's, B+ or higher by S&P or the unrated equivalent as determined by the Investment Manager)."  Please note that investors may not understand that "better quality" is being used here relative to junk bonds.  Please clarify the disclosure by using actual ratings.

Response:  Please note that the referenced sentence states that such "better quality" securities are those rated "B1 or higher by Moody's, B+ or higher by S&P or the unrated equivalent as determined by the Investment Manager."  However, the referenced sentence has been revised as follows:  "however, the Portfolio focuses such investments in below investment grade securities that may be considered 'better quality' (i.e., rated B1 or higher by Moody's, B+ or higher by S&P or the unrated equivalent as determined by the Investment Manager)."

Summary Section – Principal Investment Risks

Short Duration Portfolio

13.
Staff Comment:  The first sentence under "Fixed-Income Securities Risk" states:  "While fixed-income securities are designed to produce a stable stream of income, their prices move inversely with changes in interest rates."  Please consider using language that is more plain English (i.e., as interest rates go up, prices go down).

Response: We have added "(i.e., as interest rates go up, prices go down)" to the end of the referenced sentence.

Summary Section – Performance Bar Chart

Short Duration Portfolio

14.
Staff Comment:  Item 4(b)(2)(ii) of Form N-1A states:  "Following the bar chart, disclose the Fund's highest and lowest return for a quarter during the 10 years or other period of the bar chart."  Please revise the "Best Quarter" so that it reflects the Portfolio's highest return for a quarter during 2012, the period reflected in the bar chart.

Response: The "Best Quarter" has been revised to reference "6/30/12," when the Portfolio's return was "1.22%."

Additional Information About Principal Investment Strategies and Principal Investment Risks – Overview

15.	Staff Comment: Please confirm whether each Portfolio's investment objective may be changed without shareholder approval, and, if so, please add the disclosure required by Item 9(a) of Form N-1A.

Response:  Please note that the SAI states the following as the first sentence under "Investment Restrictions – Portfolios Other Than the Realty Portfolios":  "Each Portfolio's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority of the Portfolio's outstanding voting securities (as defined in the 1940 Act)."

General

16.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Portfolios' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of the Portfolio, is filed with this letter.

*     *     *     *     *     *     *     *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and statement of additional information are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Kirk W. Anderson
Kirk W. Anderson

cc:  Janna Manes

DRAFT
THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

June __, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Fund")
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:	/s/ Tamar Goldstein
Tamar Goldstein
Assistant Secretary